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                                                       UNITED STATES
                                            SECURITIES AND EXCHANGE COMMISSION
                                                  WASHINGTON, D.C. 20549
                                                                                                 ------------------------------
                                                       SCHEDULE 13D                                       OMB APPROVAL
                                                                                                 ------------------------------
                                                                                                 ------------------------------
                                                                                                 OMB Number:         3235-0145
                                                                                                 ------------------------------
                                                                                                 ------------------------------
                                                                                                 Expires:    December 31, 2005
                                                                                                 ------------------------------
                                                                                                 ------------------------------
                                                                                                 Estimated average burden
                                                                                                 hours per response         11
                                                                                                 ------------------------------

                                            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                       (AMENDMENT NO. 1)


                                                    Polymer Solutions, Inc.
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                                                       (Name of Issuer)

                                                Common Shares, par value $0.001
-------------------------------------------------------------------------------------------------------------------------------
                                                (Title of Class of Securities)

                                                            731913
-------------------------------------------------------------------------------------------------------------------------------
                                                        (CUSIP Number)

                                                         Kelly Edmison
                                             President and Chief Executive Officer
                                                  Devon Ventures Corporation
                                              Suite 2200, 885 West Georgia Street
                                                  Vancouver, British Columbia
                                                        V6C 3E8 Canada
                                                        (604) 688-1511
-------------------------------------------------------------------------------------------------------------------------------
                                         (Name, Address and Telephone Number of Person
                                       Authorized to Receive Notices and Communications)

                                                        March 31, 2003
-------------------------------------------------------------------------------------------------------------------------------
                                    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   731913
            ------------------------------
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         1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Devon Ventures Corporation
              -----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)   /  /
              --------------------------------------------------------------------------------------------------------------

              (b)   X
              --------------------------------------------------------------------------------------------------------------
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         3.   SEC Use Only
                           -------------------------------------------------------------------------------------------------
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         4.   Source of Funds (See Instructions)  WC
                                                    ------------------------------------------------------------------------
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                                                   -------------------------
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         6.   Citizenship or Place of Organization  British Columbia, Canada
                                                    ------------------------------------------------------------------------
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Number of            7.   Sole Voting Power  620,800 .........................................................
Shares               -------------------------------------------------------------------------------------------------------
Beneficially         8.   Shared Voting Power  -0- ...........................................................
Owned by             -------------------------------------------------------------------------------------------------------
Each                 9.   Sole Dispositive Power  620,800 ....................................................
Reporting            -------------------------------------------------------------------------------------------------------
Person               10.  Shared Dispositive Power  -0- ......................................................
With
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         11.  Aggregate Amount Beneficially Owned by Each Reporting Person  620,800
----------------------------------------------------------------------------------------------------------------------------

         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)  6.71%
----------------------------------------------------------------------------------------------------------------------------

         14.  Type of Reporting Person (See Instructions)

              TV
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              ------------------------------------------------------------------

              ------------------------------------------------------------------

              ------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
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                                      -2-

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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common shares, $0.001 par value per share (the "Common Stock"), of Polymer Solutions, Inc., a Nevada corporation (the "Issuer"), with its principal executive office at 312 Otterson Drive, Suite H, Chico, California 95928.

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of Devon Ventures Corporation, a British Columbia corporation (the "Reporting Corporation"), with is principal executive office at 885 West Georgia Street, Suite 2200, Vancouver, British Columbia V6C 3E8. The Reporting Corporation's principal line of business is investing in early stage technology companies.

         Attached as EXHIBIT 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

         During the last five years, neither the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any executive officer or director of the Reporting Corporation named on EXHIBIT 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

         During the last five years, neither the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any executive officer or director of the Reporting Corporation named on EXHIBIT 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the Reporting Corporation, each executive officer or director of Reporting Corporation is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds used by the Reporting Corporation to acquire beneficial ownership of the Issuer's Common Stock were furnished from its working capital funds.

ITEM 4: PURPOSE OF TRANSACTION

         The Reporting Corporation has acquired the Issuer's Common Stock owned by it for investment purposes.

         Subject to the factors discussed below, the Reporting Corporation may purchase additional shares of Issuer's Common Stock, or rights to purchase shares of the Issuer's Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Corporation intends to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer's business and prospects, price and availability of the Issuer's securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Corporation, the Reporting Corporation's general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Corporation may decide to change its current intention to purchase additional securities of the Issuer and may determine to sell all or part of its investment in the Issuer.

                                      -3-
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         Other than as indicated above, the Reporting Corporation has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authroized to be quoted in a inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Corporation does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) According to the Issuer's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 5, 2003, there were issued and outstanding 9,252,192 shares of the Issuer's Common Stock on January 13, 2003. As of the date hereof, the Reporting Corporation has beneficial ownership of 620,800 of such shares,(1) representing approximately 6.71% of the outstanding shares of the Common Stock of Issuer. Except as set forth in this Item 5, neither the Reporting Corporation, nor any other person controlling the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any individual named in Exhibit 1 to this Schedule 13D, beneficially owns any shares of the Issuer's Common Stock.

(b) The Reporting Corporation has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 620,800 shares of the Issuer's Common Stock held by the Reporting Corporation.

(c) The following is a list of transactions in the Issuer's Common Stock that were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), above:

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                  ------------------------- ----------------------------- --------------------------- --------------

                        TRANSACTION             TYPE OF TRANSACTION                 SHARES             PRICE PER
                            DATE                  (PURCHASE/SALE)                                         SHARE
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  February 28, 2003         Purchase                      10,000                      .46
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  February 26, 2003         Purchase                      500                         .44
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  February 26, 2003         Purchase                      15,000                      .46
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  February 27, 2003         Purchase                      4,000                       .46
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  March 4, 2003             Purchase                      2,000                       .305 US
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------
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                                      -4-
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                  March 5, 2003             Purchase                      20,000                      .305 US
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  March 7, 2003             Purchase                      14,000                      .50
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  March 19, 2003            Purchase                      15,000                      .48
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  March 26, 2003            Purchase                      7,000                       .46
                  ------------------------- ----------------------------- --------------------------- --------------
                  ------------------------- ----------------------------- --------------------------- --------------

                  March 27, 2003            Purchase                      1,300                       .305 US
                  ------------------------- ----------------------------- --------------------------- --------------
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(d)               To the knowledge of the Reporting Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the
                  securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Corporation and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Executive officers and directors of the Reporting Corporation.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31 ,2003
-------------------------------------------------------------------------------
Date

-------------------------------------------------------------------------------
Signature

Kelly Edmison, President and Chief Executive Officer of Devon Ventures
Corporation
-------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                      -6-